Exhibit(d)(3)

EXHIBIT B TO INVESTMENT MANAGEMENT AGREEMENT

Fund	Advisory Fee
Accessor Aggressive Growth Allocation Fund	0.10%
Accessor Balanced Allocation Fund	0.10%
Accessor Frontier Markets Fund	0.85%
Accessor Growth Allocation Fund	0.10%
Accessor Growth & Income Allocation Fund	0.10%
Accessor Growth Fund	0.45%
Accessor High Yield Bond Fund	0.36%
Accessor Income Allocation Fund	0.10%
Accessor Income & Growth Allocation Fund	0.10%
Accessor Intermediate Fixed-Income Fund	0.33%
Accessor International Equity Fund	0.55%
Accessor Limited Duration U.S. Government Fund	0.12%
Accessor Mortgage Securities Fund	0.36%
Accessor Short-Intermediate Fixed-Income Fund	0.33%
Accessor Small To Mid Cap Fund	0.60%
Accessor Strategic Alternatives Fund	0.70%
Accessor Total Return Fund	0.12%
Accessor U.S. Government Money Fund	0.08%
Accessor Value Fund	0.45%